AMERICAS SILVER CORPORATION REPORTS FIRST QUARTER 2016 FINANCIAL RESULTS

TORONTO, ONTARIO—May 12, 2016—Americas Silver Corporation (TSX: USA) (OTCQX: USAPF) (“Americas Silver” or the “Company”) today reported financial and operational results for the first quarter of 2016.

This earnings release should be read in conjunction with the Company’s Management’s Discussion and Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com and are also available on the Company’s website at www.americassilvercorp.com. All figures are in U.S. dollars unless otherwise noted.

First Quarter Highlights

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Quarterly revenues of $14.9 million and a net loss of ($1.7) million or ($0.01) cents per share in Q1, 2016 compared with revenues of $13.9 million and a net loss of ($5.9) million or ($0.02) cents per share in Q1, 2015.

•	Consolidated silver production for the quarter increased 12% compared with Q4, 2015 to approximately 672,000 silver ounces, and silver equivalent[1] production rose 7% to 1.28 million ounces.
•	Adjusted earnings from mining operations were approximately $2.6 million.[2]
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Consolidated cash costs[3] decreased 32% to $9.82 per silver ounce compared with Q4, 2015 and fell 21% year-over-year; while all-in sustaining costs[3] decreased 35% to $12.02 per silver ounce compared with Q4, 2015 and fell 30% year-over-year.

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Consolidated guidance for 2016 remains at 2.5 - 3.0 million silver ounces and 5.0 - 5.6 million silver equivalent ounces at cash costs of $9.00 - $10.00 per ounce and all- in sustaining costs of $11.75 - $12.75 per ounce.

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On April 29, 2016, the Company published pre-feasibility study results on its zinc-silver- lead San Rafael property at the Cosalá Operations, which is expected to produce approximately 5.5 million ounces of silver, 250 million pounds of zinc and 100 million pounds of lead over an initial 5.5 year mine life at negative all-in sustaining costs per silver ounce. The Company is reviewing its financing options for the project and expects to provide a further update by the end of Q3, 2016.

•	Cash balance at March 31, 2016 of $2.8 million with net working capital of approximately $5.4 million.

“During the first quarter, our mines generated positive operating cash flow through the reduction of operating costs, thereby delivering on expectations for lower cash and all-in sustaining costs while still progressing our development projects,” said Americas Silver Corporation President and CEO Darren Blasutti. “Management will continue to focus on this for the remainder of the year in addition to advancing discussions with potential funding partners for the San Rafael project at our Cosalá Operations.”

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1 Throughout this press release, silver equivalent production for 2016 is based on $14.50 per ounce silver, $0.80 per pound lead, $0.75 per pound zinc and $2.00 per pound copper; and silver equivalent production for 2015 is based on $17.00 per ounce silver, $0.90 per pound lead, $0.95 per pound zinc and $2.90 per pound copper.
2 Adjusted earnings from mining operations is a non-IFRS financial measure calculated as the net income (loss) of the Company’s Mexican and U.S. Operations ($0.5 million income and ($0.3) million loss, respectively) plus its depletion and amortization ($0.9 million, $1.0 million, respectively) plus its care, maintenance and restructuring costs ($0.4 million, $0.1 million, respectively). Segmented and geographic information is disclosed in Note 16 of the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2016.
3 Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS performance measures with no standardized definition. For further information and detailed reconciliations, please refer to the Company’s 2015 year-end and quarter MD&A.

Consolidated Production and Operating Costs

Consolidated silver production for Q1, 2016 totalled 672,074 silver ounces which represents an increase of 12% compared with the previous quarter and reduction of 5% year-over-year. Silver equivalent production totalled approximately 1.28 million ounces up 7% over the previous quarter and 3% year-over-year. Lead production rose 1% compared with Q4, 2015 and 53% year-over-year. Realized silver, zinc, lead and copper prices fell year-over-year by 10%, 16%, 4% and 19%, respectively due to market conditions.

Consolidated cash costs fell 32% from the previous quarter to $9.82 per silver ounce and 21% year-over-year; while all-in sustaining costs dropped 35% compared with the previous quarter to $12.02 per silver ounce and 30% year-over-year. Cash costs and all-in sustaining costs remain on-track to fall within the Company’s projected annual guidance of $9.00 - $10.00 and $11.75 - $12.75 per silver ounce, respectively.

A net loss of $1.7 million was recorded for the quarter, compared with a net loss of $5.9 million for the first quarter of 2015. The decrease in net loss is primarily attributable to increased by-product sales, lower cost of sales, and lower depletion and amortization expenses, among other cost reductions. Further information is available in the Company’s Management’s Discussion and Analysis for the three months ending March 31, 2016.

Table 1
Consolidated Production and Cost Details
	Q1 2016	Q1 2015
Total ore processed (tonnes milled)	175,108	163,942
Silver produced (ounces)	672,074	708,241
Zinc produced (pounds)	3,552,522	3,253,739
Lead produced (pounds)	7,121,573	4,646,945
Copper produced (pounds)	245,808	644,923
Silver equivalent produced (ounces)	1,282,644	1,246,099
Silver recovery (percent)	88.4	90.2
Silver grade (grams per tonne)	135	149
Silver sold (ounces)	671,253	682,312
Zinc sold (pounds)	3,683,054	3,213,597
Lead sold (pounds)	7,206,277	4,796,667
Copper sold (pounds)	237,808	578,292
Silver cash cost ($ per ounce silver)	$9.82	$12.46
All-in sustaining cost ($ per ounce silver)	$12.02	$17.15

As previously reported, the Nuestra Señora mine at the Cosalá Operations began experiencing ground movements during the week of April 4, 2016 around historic stopes near the mine’s primary access. Ore production from Nuestra Señora has been suspended since then while development crews establish alternate access around the affected area. This work is expected to be completed by the end of May 2016. In the interim, the mill continues to process ore from stockpiles and elsewhere at the Cosalá Operations. These supplementary feed sources are expected to maintain milling rates until the resumption of production at Nuestra Señora.

About Americas Silver Corporation

Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA.

Daren Dell, Chief Operating Officer and a Qualified Person under Canadian Securities Administrators guidelines, has approved the applicable contents of this news release. For further information please see SEDAR or americassilvercorp.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the San Rafael prefeasibility study, estimates of mineral reserves and resources, realization of mineral reserve estimates, the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks (including ground conditions), government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

For more information:
Darren Blasutti
President and CEO
416-848-9503